

16012763

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-047285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 31/12/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pictet Overseas Inc.

OFFICIAL USE ONLY
38500
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 de la Gauchetière West, Suite 3100
(No. and Street)

Montréal	Québec	H3B 4W5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Zavitsanos / David Parsons — 514-350-6232 / 514-350-6263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1250, René-Levesque Blvd West, Suite 2500	Montréal	Québec	H3B 4Y1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Zavitsanos / David Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pictet Overseas Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President / Executive Vice President

Title



Déodat Lê, Lawyer, Québec Bar# 194117-8

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Audit attestation to the firm's exemption from SEC Rule 5c3-3, paragraph (k)(2)(i).
- ☑ (p) Exemption Report under SEA Rule 17a-5(d)(4).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pictet Overseas Inc.

Financial Statements
December 31, 2015
(expressed in US dollars)



February 26, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have audited the accompanying statement of financial condition of Pictet Overseas Inc. (the "Company") as of December 31, 2015, and the related Statements of Changes in Shareholder's Equity, of income and comprehensive income and of Cash Flows for the year ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2015, and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Pictet Overseas Inc.

Statement of Financial Condition

As of December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Assets		
Current assets		
Cash and cash equivalents	2,518,230	1,876,565
Short-term deposits	15,500,000	14,700,000
Accounts receivable	491,291	203,453
Prepaid expenses	177,477	108,438
Due from clients	881,428	-
Income taxes receivable	5,124	63,116
	19,573,550	16,951,572
Liabilities		
Current liabilities		
Accounts payable and accrued charges	205,168	274,674
Due to clients	545,621	-
Due to correspondents	334,388	-
Income taxes payable	23,598	-
	1,108,775	274,674
Shareholder's Equity		
Redeemable preferred shares (note 4)	5,000,000	5,000,000
Common shares (note 4)	5,000,000	5,000,000
Retained earnings	8,464,775	6,676,898
	18,464,775	16,676,898
	19,573,550	16,951,572

Approved by the Board of Directors

______________________ Director ______________________ Director

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2015

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2013	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000,	6,074,844	16,074,844
Net earnings for the year	-	-	-	-	-	-	952,054	952,054
Dividends paid to Class A shares	-	-	-	-	-	-	(350,000)	(350,000)
Balance as at December 31, 2014	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,676,898	16,676,898
Net earnings for the year	-	-	-	-	-	-	1,787,877	1,787,877
Dividends paid to Class A shares	-	-	-	-	-	-	-	-
Balance as at December 31, 2015	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,464,775	18,464,775

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Income and Comprehensive Income

For the year ended December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Revenue		
Commissions (note 5)	6,910,750	5,307,272
Interest	10,588	13,204
Other Income	37,287	44,866
	6,958,625	5,365,342
Expenses		
Personnel	1,143,056	952,909
Operating (note 6)	2,502,534	1,806,467
General and administrative (note 7)	857,400	1,298,030
Interest	647	1,718
	4,503,637	4,059,124
Net income before income taxes	2,454,988	1,306,218
Provision for income taxes (note 8)	667,111	354,164
Net income and comprehensive income for the year	1,787,877	952,054

The accompanying notes are an integral part of these financial statements.

Pictet Overseas Inc.

Statement of Cash Flows

For the year ended December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Cash flows from		
Operating activities		
Net earnings for the year	1,787,877	952,054
Changes in non-cash operating working capital items		
(Increase) decrease in accounts receivable	(287,838)	285,174
(Increase) in prepaid expenses	(69,039)	(37,634)
(Increase) in due from clients	(881,428)	-
Decrease (Increase) in income taxes recoverable	57,992	(63,116)
Decrease in accounts payable and accrued charges	(69,506)	(89,202)
Increase in due to clients	545,621	-
Increase in due to correspondents	334,388	-
(Decrease) increase in income taxes payable	23,598	(91,844)
	(346,212)	3,378
	1,441,665	955,432
Investing activities		
Acquisition of short-term deposits	(180,000,000)	(35,000,000)
Redemption of short-term deposits	179,200,000	34,300,000
	(800,000)	(700,000)
Financing activities		
Dividends paid	-	(350,000)
Increase in cash and cash equivalents during the year	641,665	(94,568)
Cash and cash equivalents – Beginning of year	1,876,565	1,971,133
Cash and cash equivalents – End of year	2,518,230	1,876,565
Supplementary Information		
Interest paid	647	1,718
Income taxes paid	580,876	421,116

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

Pictet Overseas Inc. (the "company") was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities Exchange Commission. The company is also registered as a broker-dealer in 53 US states and territories. The company's business activities include marketing European and North American trade execution services for equities, options and foreign exchange. The company is an affiliate of Banque Pictet & Cie SA.

The company is a member of the National Futures Association ("NFA") and is registered with the US Commodity Futures Trading Commission ("CFTC") as an approved Swap firm and Futures Commission Merchant. To date, the company has been inactive as a Futures Commission Merchant.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the company's functional currency.

Revenue recognition

The company records its brokerage operations and commission revenue on securities transactions on a trade date basis. During the year, the company changed its revenue recognition policy from settlement date to trade date. The effect of this change did not result in any significant changes to the Statement of Income and Comprehensive Income.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

(expressed in US dollars)

Foreign currency translation

These financial statements have been prepared in US dollars. Revenues and expenses denominated in a foreign currency are translated at the average rates prevailing during the year. Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the balance sheet date. Gains and losses on foreign exchange are included in the statement of income and comprehensive income.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Estimated fair value of financial instruments

The company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Financial assets and financial liabilities

The company's financial assets and financial liabilities include cash and cash equivalents and short term deposits carried at amounts that approximate market value.

(expressed in US dollars)

3 Recent accounting pronouncements

a) ASU No. 2014-09, Revenues from Contracts with Customers (Topic 606)

The FASB and IASB (the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

As a result of the issuance of ASU 2015-14, ASU 2014-09 is effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its financial statements and has not yet determined the method by which they will adopt the standard in 2018.

b) ASU 2015-17 – Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes ("ASU 2015-17")

In November 2015, the FASB issued ASU 2015-17, which require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position.

(expressed in US dollars)

The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments.

The amendments are effective for the company's financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of its pending adoption of ASU 2015-17 on its financial statements.

4 Capital stock

Authorized, unlimited as to number

Class A common shares, voting

Class B common shares, non-voting

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Issued and fully paid

	2015 $	2014 $
2,500,000 Class C preferred shares	2,500,000	2,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
5,000,000 Class A common shares	5,000,000	5,000,000
	10,000,000	10,000,000

(expressed in US dollars)

5 Commissions

	2015 $	2014 $
Brokerage commissions	4,936,870	4,320,646
Foreign exchange market	1,973,880	986,626
	6,910,750	5,307,272

6 Operating expenses

	2015 $	2014 $
Stock exchange and related expenses	897,748	946,904
Information services and subscriptions	1,369,214	686,080
Membership fees	127,312	130,813
Licences and software maintenance	125,622	11,150
Loss (gain) on foreign exchange	(17,362)	31,520
	2,502,534	1,806,467

7 General and administrative expenses

	2015 $	2014 $
Management fees	335,360	390,870
Travel, meals and entertainment	57,579	24,297
Professional and other fees	383,647	833,052
General office expenses	80,814	49,811
	857,400	1,298,030

(expressed in US dollars)

8 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2015 $	2014 $
Earnings before income taxes	2,454,988	1,306,218
Provision for income taxes	667,111	354,164
Income taxes at statutory rate (at 26.9%)	660,392	351,373
Permanent items		
Non-deductible meals	1,688	1,419
Other reconciliation items		
True-up difference from prior years and other	5,031	1,372
Provision for income taxes	667,111	354,164

9 Agency transactions

Agency transactions that failed to settle on the contracted settlement date are included in the Statement of Financial Condition.

10 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership.

The balance sheet includes the following related party balances:

	2015 $	2014 $
Assets		
Cash and cash equivalents	63,529	20,496
accounts receivable	3,724	834

(expressed in US dollars)

The statement of earnings includes the following related party transactions:

	2015 $	2014 $
Revenue		
Commissions	3,675,756	3,898,950
Expenses		
Personnel	1,128,488	952,909
Operating	201,243	95,153
General and administrative	335,360	390,870

The company clears its North American trades through Pictet Canada L.P. and its European and international (with few exceptions) trades through Banque Pictet & Cie SA. Commissions are collected by Pictet Canada L.P. and Banque Pictet & Cie SA at the settlement date and remitted to the company.

During the year, the company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the company paid trade execution fees to Pictet Canada L.P. and Banque Pictet & Cie SA.

The company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the company earns commissions for execution services rendered on US equities, options and fixed income.

The company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the company reimburses a portion of personnel and general administrative services to Pictet Canada L.P

The company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

11 Financial instruments and risk management

Fair value

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

(expressed in US dollars)

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The company's credit risk arises from its short-term deposits and accounts receivable. The maximum exposure of the company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2015 $	2014 $
Short-term deposits	15,500,000	14,700,000
Accounts receivable	491,291	203,453
Due from clients	881,428	-
Maximum exposure	16,872,719	14,903,453

The company's financial instruments are with other major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligations to be remote. As of December 31, 2015 and 2014, there was no amount of receivables in default.

Liquidity risk

Liquidity risk is the risk that the company will be unable to meet a demand for cash or fund its obligations as they come due. The company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that adequate funds exist to support business strategies and operational growth. All of the short-term deposits are held with a Canadian chartered bank and have maturities of up to 12 months. The company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits for a period of up to 12 months.

The contractual terms to maturity of the financial liabilities owed by the company as of December 31, 2015 and 2014 are all due within three months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits held with a Canadian chartered bank with maturities of up to 12 months.

(expressed in US dollars)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the company. The company incurs interest rate risk on its cash and cash equivalents and short-term deposits. The company does not hedge its exposure to interest rates risk as it is minimal.

The following table summarizes the financial instruments and their fair values as of December 31, 2015:

Financial Instruments	Fair Value $	Interest Rate %
Cash and cash equivalents	2,518,230	-
Short-term deposits	15,500,000	0.12

As of December 31, 2015, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $155,000 or a decrease of $155,000 respectively in net earnings.

The following table summarizes the financial instruments and their fair values as of December 31, 2014:

Financial Instruments	Fair Value $	Interest Rate %
Cash and cash equivalents	1,876,565	-
Short-term deposits	14,700,000	0.08

As of December 31, 2014, and assuming that all other variables remain constant, a 100 basis point appreciation or depreciation of the interest rate would result in an increase of $147,000 or a decrease of $147,000 respectively in net earnings.

(expressed in US dollars)

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2015 are as follows:

	GBP	CA$	Other
Cash and cash equivalents	10,805	146,883	86,734
Accounts receivable	371	39,140	3,403
Due from clients	244,118	-	-
Income taxes receivable		5,124	-
Accounts payable and accrued charges		(39,955)	-
Due to clients	(545,621)		
Income taxes payable		(23,598)	-
	(290,327)	127,594	90,137

Based on the above net exposures as of December 31, 2015 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $6,380 respectively in net earnings.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2014 are as follows:

	CA$	Other
Cash and cash equivalents	15,870	10,492
Accounts receivable	15,790	634
Income tax receivable	63,116	-
Accounts payable and accrued charges	(52,399)	-
	42,377	11,126

Based on the above net exposures as of December 31, 2014 and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $2,119 respectively in net earnings.

12 Capital management

The company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the company is subject to a minimum net capital requirement of $1,000,000 and a requirement that "aggregate indebtedness" not exceed 1,500% of "net capital".

(expressed in US dollars)

The company's management monitors the capital of the company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the company may issue additional shares or pay out dividends. On a weekly basis, the company documents its monitoring of excess net capital and compares the current balance to the projected capital and prior weeks' amounts.

The company does not hold client funds. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c 3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

In 2015, the company continued unchanged its 2014 strategy, which was to maintain its excess net capital at substantially greater than the minimum net capital required. As of December 31, 2015, the company's aggregate indebtedness and net capital were $1,108,775 and $17,694,451 respectively (2014 - $274,674 and $16,296,381 respectively), giving a result of 6.3% (2014 – 1.7%).

13 Commitments and Contingencies

The company accrues loss contingencies if it is probable that a loss will result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency will occur, the company only discloses the contingency. As at December 31, 2015, no contingencies existed (December 31, 2014 : None).



February 26, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

The report on our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of December 31, 2015 and for the year then ended appears on page 2 of this document. The computation of a Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (Schedule 1) is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP[1]

---

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Pictet Overseas Inc.
Schedule of Computation of Net Capital
As of December 31, 2015

(expressed in US dollars)

	2015 $	2014 $
Net Capital		
Capital stock	10,000,000	10,000,000
Retained earnings	8,464,775	6,676,898
	18,464,775	16,676,898
Accounts receivable (non-allowable portion)	490,773	201,157
Prepaid expenses	177,477	108,438
Income taxes recoverable	5,124	63,116
Haircut on foreign currency	17,021	1,681
Haircut on short-term investments	-	6,125
Haircut on failed trades	79,929	-
	770,324	380,517
	17,694,451	16,296,381
Aggregate indebtedness		
Accounts payable and accrued charges	205,168	274,674
Due to clients	545,621	-
Due to correspondents	334,388	
Income taxes payable	23,598	-
	1,108,775	274,674
Aggregate indebtedness as percentage of net capital	6.3%	1.7%

Statement pursuant to paragraph d(4) of Rule 17a-5

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the company's unaudited December 31,2015 FOCUS Report as originally filed on January 27, 2016 and amended and resubmitted on February 26, 2016.



February 26, 2016

To the Board of Directors of
Pictet Overseas Inc.

In planning and performing our audit of the financial statements of Pictet Overseas Inc. (the "Company") as of and for the year ended December 31, 2015, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

- Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11)
- Determining compliance with the exemptive provisions of Rule 15c3-3
- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca



Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity
December 31, 2015
(expressed in US dollars)



February 26, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have audited the accompanying statement of Changes in Shareholder's Equity of Pictet Overseas Inc. (the "Company") for the year ended December 31, 2015. The statement of Changes in Shareholder's Equity is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of Changes in Shareholder's Equity based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of Changes in Shareholder's Equity is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of Changes in Shareholder's Equity. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of Changes in Shareholder's Equity presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of Changes in Shareholder's Equity referred to above present fairly, in all material respects, the Changes in Shareholder's Equity of Pictet Overseas Inc. for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

Pictet Overseas Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2015

(expressed in US dollars)

	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2013	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000,	6,074,844	16,074,844
Net earnings for the year	-	-	-	-	-	-	952,054	952,054
Dividends paid to Class A shares	-	-	-	-	-	-	(350,000)	(350,000)
Balance as at December 31, 2014	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	6,676,898	16,676,898
Net earnings for the year	-	-	-	-	-	-	1,787,877	1,787,877
Dividends paid to Class A shares	-	-	-	-	-	-	-	-
Balance as at December 31, 2015	5,000,000	5,000,000	2,500,000	2,500,000	2,500,000	2,500,000	8,464,775	18,464,775



February 26, 2016

Report of Independent Accountants

To the Shareholder of Pictet Overseas Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Pictet Overseas Inc. for the year ended December 31, 2015, which were agreed to by Pictet Overseas Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Pictet Overseas Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31,2015. Management is responsible for Pictet Overseas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 22nd, 2015 in the amount of $9,504 ($20 bank fee) and February 26th, 2016 in the amount of $8,000 ($20 bank fee) from RBC account number USD 407-266-6. No differences were noted.

2. Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $6,992,401 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015. Difference of $33,776 with the revenue from the FS which related to the gain on trade errors. Reasonable per PwC.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No adjustments reported on page 2, items 2b.
    b. Adjustment on 2c.9.i of $647 due to interest expense.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca



4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,991,754 and $17,479 respectively of the Form SIPC-7. No differences noted.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7T filed for the prior period ended December 31, 2014 on which it was originally computed .No differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Pictet Overseas Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047285 FINRA DEC
PICTET OVERSEAS INC
1000 DE LA GAUCHETIERE W STE 3100
MONTREAL QUEBEC H3B 4W5
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 17,479

B. Less payment made with SIPC-6 filed (exclude interest) (9,494)
July 22, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,985

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,985

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pictet Overseas Inc
(Name of Corporation, Partnership or other organization)

Edite Das Neves
(Authorized Signature)

Vice President
(Title)

Dated the 26 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 6,992,401
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 647	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		647
Total deductions		647
2d. SIPC Net Operating Revenues		$ 6,991,754
2e. General Assessment @ .0025		$ 17,479
		(to page 1, line 2.A.)



February 26, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

We have reviewed Pictet Overseas Inc.'s (the "Company") assertions, included in the accompanying Pictet Overseas Inc Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period from January 1, 2015 to December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2015 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca


PICTET
1805

1000 de la Gauchetière West
Suite 3100
Montreal, Quebec H3B 4W5
Canada

Tel. 514 288 8161
Fax 514 288 5472

Toll free 1 800 561 6286

Pictet Overseas Inc.

February 26, 2016

Pictet Overseas Inc. – Exemption Report

Pictet Overseas Inc. (the « Company ») is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2015 without exception.

On behalf of Pictet Overseas Inc.

We, David Parsons and Mary Zavitsanos affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

David Parsons
Executive Vice President and Director

Mary Zavitsanos
Senior Vice President and Director